Mail Stop 3561

				August 3, 2005

By Facsimile and U.S. Mail

Mr. David R. Emery
President and Chief Executive Officer
Black Hills Corporation
Black Hills Power, Inc.
625 Ninth Street
Rapid City, South Dakota 57701

		Re:	Black Hills Corporation
			Form 10-K for the year ended December 31, 2004
			Filed March 16, 2005
			File No. 1-31303

		Black Hills Power, Inc.
			Form 10-K for the year ended December 31, 2004
			Filed March 30, 2005
			File No. 1-7978

Dear Mr. Emery:

	We reviewed your responses to our prior comments on the above referenced filings as set forth in your letter dated July 21, 2005.
Our review resulted in the following accounting comments.

	As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please provide us with a response letter that keys your response to our comment and provides any requested supplemental information. Please file your response letter on EDGAR as a correspondence file.







FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004

Note 1. Business Description and Summary of Significant Accounting
Policies

Material, Supplies and Fuel, page 86

1. We note your response to comment 7 of our letter dated June 29, 2005. Please show us a representative transaction for a non-designated hedge. Show us the accounting for the FX derivative and transaction gain or loss as of a quarter-end with a settlement date in the next quarter. While we understand that disclosure of the transaction gain or loss by itself may not provide a complete portrayal of the economics from your foreign exchange activities including hedging, there is nothing to prevent you from disclosing the fair value of the derivative transactions that are not designated but mitigate economic risk from transaction gains/losses. This would allow the reader to assess your hedging strategy since you do not designate and still comply with paragraph 30 of SFAS no. 52. Please advise whether you concur with the above approach. If you do not, explain to us your reasons. Additionally help us understand your rationale under GAAP in classification of the transaction gain/losses and any associated non-designated hedges as operating revenues. While we understand that EITF 02-03 requires a net presentation, we understood that to be in the context of "net" of related costs in a
"physical" derivative upon delivery. We are unclear how the netting provisions of the above Consensus apply to mark-to-market as well as transaction gains or losses. Please advise in detail.

Earnings Per Share of Common Stock, page 89

2. We note your response to comment 10 of our letter dated June
29,
2005. Assumed proceeds with respect to applying the treasury stock method should include the amount of compensation cost attributed to future services and not yet recognized. Please confirm that the assumed proceeds you used in applying the treasury stock method does not include compensation ascribed to past services. In doing so, please tell us which balance sheet accounts are impacted upon issuance of restricted stock and the manner in which you amortize compensation expense for financial reporting purposes. In this regard, an illustrated example with related entries may be the best way to convey this information.





Oil and Gas Reserves and Related Financial Data, page 134

Reserves, page 135

3. Regarding your response to comment 20 of our letter dated June
29,
2005, the definition of proved reserves as stated in Rule 4-10(a) of
Regulation S-X is the quantities which engineering and geological data demonstrate with reasonable certainty to be recoverable under existing conditions. This implies that the data is compelling and clearly supports the quantities to be proved within reasonable certainty. The definition does not say proved reserves may be attributed based simply on the best data available at the time and it does not strongly support proved reserves. If the data that you have is not clear and compelling, proved reserves may not be able to be booked until such time additional data becomes available. Please confirm that in the future you will only attribute proved reserves based on geological and engineering data that is clear, compelling and in support of recovering the quantities disclosed as proved reserves.

```````````````````````````````````````````````		If you have
any questions regarding these comments, please direct them to John Cannarella, Staff Accountant, at (202) 551-3337 or, in his absence, to the undersigned at (202) 551-3849. Any other questions regarding disclosure issues may be directed to H. Christopher Owings, Assistant
Director, at (202) 551-3725.


                Sincerely,



		          Jim Allegretto
                                  Sr. Assistant Chief Accountant
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Mr. David R. Emery
Black Hills Corporation
Black Hills Power, Inc.
August 3, 2005
Page 3